PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 22, 2023

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yimutian Inc.
(CIK Number: 0001991605)
Confidential Submission of the Draft Registration Statement on Form F-1

To whom it may concern,

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

December 22, 2023

The Company respectfully advises the Commission that the disclosure in this Draft Registration Statement addresses the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), to the extent applicable.

Financial Statements

In this submission, the Company has included its audited consolidated financial statements as of December 31, 2021 and 2022, and for the fiscal years ended December 31, 2021 and 2022, which were prepared in accordance with accounting principles generally accepted in the United States of America. The Company intends to include consolidated financial statements for a subsequent period that is required for the Offering in a subsequent submission or filing with the Commission when they become available, in any case no later than the first public filing of a registration statement.

In addition, the Company has omitted from this submission its unaudited interim consolidated financial statements for the six months ended June 30, 2023, because the Company reasonably believes that such financial statements will not be required to be presented separately at the time of the contemplated Offering, in accordance with the Commission’s Compliance and Disclosure Interpretations related to the Fixing America’s Surface Transportation (FAST) Act.

*    *    *

Draft Registration Statement

Securities and Exchange Commission

December 22, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du

Shu Du

cc:	Mr. Jinhong Deng, Chief Executive Officer, Yimutian Inc.
Mr. Shijie Chen, Chief Financial Officer, Yimutian Inc.
Mr. Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mr. Vincent Xu, Partner, KPMG Huazhen LLP